Exhibit 99.23
December 8, 2021
Dear Madam and Sirs,
We are writing to you in connection with IMTIS/L1T’s previous letters dated November 16th, 18th, 30th and the e-mail exchange between Mr. Murat Erkan, our CEO, and Mr. Pertsovsky dated November 17th.
As our Company has disclosed in its public announcement dated November 15th, our Board continues to implement the most efficient and optimal internal governance tools and procedures for the sake of all stakeholders. Please allow us to remind you that comments coming from all of our shareholders - including yours - and stakeholders regarding our business strategy, financial and operational performance along with corporate governance compliance are processed internally on a timely basis by our relevant bodies, under the monitoring of our board and its specialized committees.
Let us highlight once again that our Company always values constructive input from all of its shareholders and regularly engages in dialogue with them regarding strategy and performance in line with applicable laws and through scheduled IR organized meetings and Turkcell’s Investor & Analyst Days which allows open interaction with shareholders and investors. We unfortunately note your unwillingness to accept our CEO’s offer of November 17th to arrange a meeting any time at your convenience to discuss financial and operational performance with your representatives. We would like to invite you to reconsider your approach in that regard.
We must also remind you that our Board and management team are always committed to acting in the best interests of our Company and all of its shareholders/stakeholders and to deliver long-term value for the Company. In this respect, please note that, approaches which are needlessly confrontational may lead to speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.
Sincerely,
/s/ Bülent AKSU
On behalf of Turkcell Board of Directors
Turkcell Chairman
Bülent AKSU